Filed Pursuant to Rule 424(b)(3)

File No. 333-290330

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 13, 2026, as supplemented)

7RCC Spot Bitcoin and Carbon Credit Futures ETF

This supplement is to the prospectus (the “Prospectus”) of Teucrium Commodity Trust (the “Trust”) dated March 13, 2026, which relates to shares (the “Shares”) issued by 7RCC Spot Bitcoin and Carbon Credit Futures ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-290330. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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On May 18, 2026, 7RCC Spot Bitcoin and Carbon Credit Futures ETF (the “Fund”), a series of Teucrium Commodity Trust (the “Trust”), entered into a new custodial services agreement (the “Custodial Services Agreement”) with BitGo Bank & Trust, National Association, a national banking association chartered under the laws of the United States and authorized by the Office of the Comptroller of the Currency to exercise fiduciary and custodial powers (“BitGo Bank” or a “Bitcoin Custodian”). On May 22, 2026, the Fund entered into a new Master Purchase Agreement with BitGo Prime, LLC (“BitGo Prime”), pursuant to which BitGo Prime will serve as a Bitcoin Trading Counterparty for the Fund.

Accordingly, except as indicated below, all reference to “Bitcoin Custodian” is replaced with “Bitcoin Custodians” and all reference to “Bitcoin Trading Counterparty” is replaced by “Bitcoin Trading Counterparties.” In addition, the Prospectus is revised as follows.

The third paragraph of the cover page is deleted and replaced by the following:

This is an initial public offering of the Shares. The Shares will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). While most investors will purchase and sell Shares through their broker‑dealer, the Fund continuously offers creation baskets consisting of 10,000 Shares (“Creation Baskets”) or multiples thereof at their net asset value (“NAV”) to institutional firms that have entered into an agreement with the Sponsor (“Authorized Purchasers”). For the issuance of a Creation Basket, such issuance may be in exchange for an amount of bitcoin, cash and/or cash equivalents represented by the Creation Basket.  In connection with these transactions, Authorized Purchasers will deliver, or facilitate delivery of, bitcoin or cash to the Fund’s account with Gemini Trust Company, LLC (the “Gemini”) or BitGo Bank & Trust, National Association (“BitGo Bank” and, along with Gemini, a “Bitcoin Custodian”) (in the case of bitcoin) or U.S. Bank, N.A. (the “Non-Digital Custodian” and collectively with the Bitcoin Custodian, the “Custodians”) (in the case of cash and cash equivalents).  Additionally, the Fund only redeems Shares in blocks of 10,000 Shares called “Redemption Baskets” (or multiples thereof) which may only be redeemed only by Authorized Purchasers. Except when aggregated in Redemption Baskets, Shares are not redeemable securities. For a redemption of a Redemption Basket, Shares shall be redeemed for the amount of bitcoin, cash and/or cash equivalents represented by the Redemption Basket.  The Fund will deliver bitcoin or cash/cash equivalents to the Authorized Purchaser from accounts at the Bitcoin Custodian or Non-Digital Custodian, as applicable, when redeeming Shares.  In connection with both the issuance of a Creation Basket and redemption of a Redemption Basket, the Sponsor will deploy cash proceeds and/or purchase or sell bitcoin as necessary to mirror the composition of bitcoin and Carbon Credit Futures represented by the Index. In connection with the issuance of Creation Baskets, Authorized Purchasers may sell such Shares, which are listed on NYSE Arca, to the public at per‑Share offering prices that are expected to reflect, among other factors, the trading price of the Shares on the NYSE Arca, the NAV of the Fund at the time the Authorized Purchaser purchased the Creation Baskets and the NAV at the time of the offer of the Shares to the public, the supply of and demand for Shares at the time of sale, and the liquidity of the markets for the assets in which the Fund invests. A list of the Fund’s Authorized Purchasers as of the date of this Prospectus can be found under “Plan of Distribution – Distributor and Authorized Purchasers,” on page 120. The Fund’s Shares may trade in the secondary market on the NYSE Arca at prices that are lower or higher than their NAV per Share.

The section titled “Prospectus Summary – Operation of the Fund – Purchases and Sales of Bitcoin” is deleted and replaced by the following:

Purchases and Sales of Bitcoin. The Fund may conduct creations and redemptions of Shares for bitcoin and/or cash and cash equivalents.  To the extent creations are effectuated in cash, the Fund will be responsible for purchasing bitcoin to mirror the exposure of the Index.  To the extent redemptions are effectuated in cash, the Fund will also be responsible for selling bitcoin in connection with such redemption orders. The Fund may also be required to sell bitcoin to pay certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

The Sponsor, on behalf of the Fund, is responsible for acquiring bitcoin from a bitcoin trading counterparty that has been approved by, and entered into an agreement with, the Sponsor (each, a “Bitcoin Trading Counterparty”), currently Gemini Trust Company, LLC and BitGo Prime, LLC (“BitGo Prime”). The Bitcoin Trading Counterparties with which the Sponsor will engage in bitcoin transactions are unaffiliated third parties and all transactions will be done on an arm’s-length basis. When seeking to purchase or sell bitcoin on behalf of the Fund, the Sponsor will typically seek to buy and sell bitcoin at a price as close to the Bitcoin Price as practical from any of the approved Bitcoin Trading Counterparties. The Sponsor maintains a process for approving and monitoring Bitcoin Trading Counterparties, and all Bitcoin Trading Counterparties must be approved by the Sponsor before the Fund will engage in any transactions with the entity.

The first two paragraphs of the section titled “Prospectus Summary – Operation of the Fund – Custody of the Fund’s Assets” is deleted and replaced by the following:

Custody of the Fund’s Assets. The Fund’s assets will be split among multiple custodians. The Trust, on behalf of the Fund, intends to appoint Gemini and BitGo Bank for the Fund’s bitcoin holdings. Separately, U.S. Bank, N.A. will serve as the Fund’s custodian with respect to its cash and cash equivalents investments, except that the required margin to secure the Fund’s Carbon Credit Futures obligations will be deposited with the Fund’s futures commission merchant (“FCM”).

The Trust, on behalf of the Fund, has entered into custodial services agreements with each of Gemini and BitGo Bank (each, a “Bitcoin Custody Agreement”), pursuant to which the Bitcoin Custodians will custody all of the Fund’s bitcoin. Pursuant to the Bitcoin Custody Agreements, the Bitcoin Custodians establish accounts that hold the bitcoin deposited with the Bitcoin Custodians on behalf of the Fund. The Fund has also entered into a custodial agreement with the Non-Digital Custodian (the “Non-Digital Custody Agreement”) pursuant to which the Non-Digital Custodian will custody the Fund’s investments in cash and cash equivalents in connection with the investments in the Carbon Credit Futures.

The section titled “What are the Risk Factors Involved With an Investment in the Fund? – Risks Related to the Custody of Bitcoin – The lack of full insurance and Shareholders’ limited rights of legal recourse against the Fund, Trustee, Sponsor, Trust Administrator, and Bitcoin Custodian expose the Fund and its Shareholders to the risk of loss of the Fund’s bitcoin for which no person or entity is liable” is deleted and replaced with the following:

The lack of full insurance and Shareholders’ limited rights of legal recourse against the Fund, Trustee, Sponsor, Trust Administrator, and Bitcoin Custodian expose the Fund and its Shareholders to the risk of loss of the Fund’s bitcoin for which no person or entity is liable.

The Fund is not a banking institution or otherwise a member of the Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) and, therefore, neither, Shareholders cannot be assured that the Bitcoin Custodians will maintain adequate insurance, that such coverage will cover losses with respect to the Fund’s bitcoins, or that sufficient insurance proceeds will be available to cover the Fund’s losses in full. The applicable Bitcoin Custodian’s insurance may not cover the type of losses experienced by the Fund. Alternatively, the Fund may be forced to share such insurance proceeds with other clients or customers of a Bitcoin Custodian, which could reduce the amount of such proceeds that are available to the Fund. The Fund is not a named insured under any Bitcoin Custodian’s insurance policies, though each Bitcoin Custodian has represented to the Sponsor that the insurance covers customer losses, including losses suffered by the Fund, arising from specified events, including fraud, theft, and cyber-security breaches. In addition, the bitcoin insurance market is limited, and the level of insurance maintained by a Bitcoin Custodian may be substantially lower than the assets of the Fund, or the amount of claims against a Bitcoin Custodian of all of the customers whose losses are covered by the Bitcoin Custodian’s insurance coverage. While the Bitcoin Custodians maintain certain capital reserve requirements depending on the assets under custody, and such capital reserves may provide additional means to cover client asset losses, the Fund cannot be assured that a Bitcoin Custodian will maintain capital reserves sufficient to cover actual or potential losses with respect to the Fund’s digital assets.

Gemini Agreements

Under the Gemini Bitcoin Custody Agreement, the Bitcoin Custodian’s liability is limited in various ways, including that the Bitcoin Custodian cannot be held responsible for any failure or delay to act by the Bitcoin Custodian, its service providers, or its banks that is within the time limits permitted by the Bitcoin Custody Agreement, or that is caused by the Fund’s negligence or is required to comply with applicable laws and regulations. The Bitcoin Custodian is not liable for any System Failure or Downtime (both as defined in the Bitcoin Custody Agreement), which prevents the Bitcoin Custodian from fulfilling its obligations under the Bitcoin Custody Agreement, provided that Bitcoin Custodian took reasonable care and used commercially reasonable efforts to prevent or limit such System Failures or Downtime and otherwise complied with the Bitcoin Custody Agreement. The Bitcoin Custody Agreement provides that “Downtime” means scheduled maintenance and a “System Failure” shall mean a failure of any computer hardware, software, computer systems, or telecommunications lines or devices used by the Bitcoin Custodian, or interruption, loss, or malfunction of utility, data center, Internet or network provider services used by the Bitcoin Custodian; provided, however, that a cybersecurity attack, data breach, hack, or other intrusion, or unauthorized disclosure by a third party, the Bitcoin Custodian, a service provider to the Bitcoin Custodian, or an agent or subcontractor of the Bitcoin Custodian, shall not be deemed a System Failure, to the extent such events or any losses arising therefrom are due to the Bitcoin Custodian’s failure to comply with its obligations under the Bitcoin Custody Agreement. The Bitcoin Custodian cannot be held responsible for any circumstances beyond the Bitcoin Custodian’s reasonable control, provided the Bitcoin Custodian took reasonable care and used commercially reasonable efforts in executing its responsibilities to the Fund pursuant to the Bitcoin Custody Agreement, which includes exercising the degree of care, diligence and skill that a prudent and competent professional provider of services similar to the custodial services would exercise in the circumstances, or such higher care where required by law or the Bitcoin Custody Agreement (collectively, the “Standard of Care”). The Bitcoin Custodian makes no guarantees regarding the Bitcoin network’s security, functionality, or availability, and will not be liable for or in connection with any acts, decisions, or omissions made by developers of the Bitcoin network. The Bitcoin Custodian is not liable for any losses or claims arising out of actions that are in the Fund’s control and related to the Fund’s use of the Bitcoin Custodian’s online platform, including but not limited to, the Fund’s failure to follow security protocols, the Bitcoin Custodian’s platform controls, improper instructions, failure to secure the Fund’s credentials from third parties, or anything else in the Fund’s control and is also not liable for any amount greater than the value of the assets on deposit in Fund’s account at the Bitcoin Custodian at the time of, and directly relating to, the events giving rise to the liability occurred, the value of which shall be determined in accordance with the Chicago Mercantile Exchange Bitcoin Reference Rate or any successor thereto. The Bitcoin Custodian is not liable to the Fund (whether under contract, tort (including negligence) or otherwise) for any indirect, incidental, special, punitive or consequential losses suffered or incurred by the Fund (whether or not any such losses were foreseeable). The Bitcoin Custodian is not liable to the Fund or anyone else for any loss or injury resulting directly or indirectly from any damage or interruptions caused by any computer viruses, spyware, scamware, trojan horses, worms, or other malware that may affect the Fund’s computer or other equipment, provided such malware did not originate from the Bitcoin Custodian or its agents. The Bitcoin Custody Agreement’s “Force Majeure” provision provides that the Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service to the extent it is directly due to a cause or condition beyond the reasonable control of the Bitcoin Custodian including, but not limited to, any act of God, nuclear or natural disaster, epidemic, action or inaction of civil or military authorities, act of war, terrorism, sabotage, civil disturbance, strike or other labor dispute, accident, or state of emergency; provided, however, that for the avoidance of doubt, the Bitcoin Custody Agreement’s Force Majeure provision shall not apply in respect of System Failures or Downtime, which are subject to other respective provisions of the Bitcoin Custody Agreement. The occurrence of an event described in the Force Majeure provision shall not affect the validity and enforceability of any remaining provisions of the Bitcoin Custody Agreement.

In the event of potential losses incurred by the Fund as a result of the Bitcoin Custodian losing control of the Fund’s bitcoins or failing to properly execute instructions on behalf of the Fund, the Bitcoin Custodian’s liability with respect to the Fund will be subject to certain limitations which may allow it to avoid liability for potential losses or may be insufficient to cover the value of such potential losses. Furthermore, the insurance maintained by the Bitcoin Custodian may be insufficient to cover its liabilities to the Fund. Both the Fund and the Bitcoin Custodian are required to indemnify each other under certain circumstances.

Subject to the Force Majeure provision and as limited by the limitations of liability in the Bitcoin Custody Agreement, the Bitcoin Custodian shall be liable to the Fund for the Loss (defined below) of any of the Fund’s bitcoin or fiat currency to the extent that such Loss was caused by the negligence, fraud, willful or reckless misconduct of the Bitcoin Custodian or breach by the Bitcoin Custodian of its Standard of Care. The Bitcoin Custody Agreement provides that “Loss” means if, at any time the Fund’s Bitcoin Account or Fiat Account, as applicable, does not hold the bitcoin or fiat currency that had been (1) received by Bitcoin Custodian in connection with the Fund’s Bitcoin Account or Fiat Account pursuant to the Bitcoin Custody Agreement, or (2) duly sent to the Bitcoin Custodian by the Fund or Authorized Purchasers in connection with the Fund’s Bitcoin Account pursuant to the Bitcoin Custody Agreement but not received because of a failure caused by the Bitcoin Custodian. The Bitcoin Custody Agreement provides that “Loss” shall include situations where the Bitcoin Custodian fails to execute a valid withdrawal request, bitcoin are withdrawn from the Fund’s Bitcoin Account other than pursuant to a withdrawal request, or the Fund is not able to timely withdraw bitcoin from the Bitcoin Account pursuant to a withdrawal request, in each case due to a failure caused by the Bitcoin Custodian; provided, however, that the Bitcoin Custodian’s failure to permit timely withdrawals because it has determined that it cannot do so due to the requirements of applicable laws and regulations or because of the operation of its fraud detection controls shall not be considered a Loss, provided the Bitcoin Custodian is acting reasonably and in good faith. The Bitcoin Custody Agreement provides that should a Loss of the Fund’s bitcoin or fiat currency due to the negligence, fraud, willful or reckless misconduct of the Bitcoin Custodian or a breach by the Bitcoin Custodian of its Standard of Care occur, the Bitcoin Custodian will, as soon as practicable, return to the Fund a quantity of the same digital asset that is equal to the quantity of digital assets involved in the Loss, or return to the Fund a quantity of the same fiat currency that is equal to the quantity of fiat currency involved in the Loss (if the Loss involved the Fiat Account). However, the Fund does not control the Bitcoin Custodian and cannot guarantee that the Bitcoin Custodian will perform its obligations to the Fund under the Bitcoin Custody Agreement, in a timely manner or at all. The Bitcoin Custody Agreement provides that (i) the Bitcoin Custodian does not own or control the underlying software protocols of networks which govern the operation of digital assets (including the Bitcoin Blockchain), (ii) the Bitcoin Custodian makes no guarantees regarding their security, functionality, or availability, and (iii) in no event shall the Bitcoin Custodian be liable for or in connection with any acts, decisions, or omissions made by developers or promoters of digital assets, including bitcoin.

Similarly, under the Clearing Agreement, the Bitcoin Custodian’s liability in connection with the Clearing Services is limited as follows, among others: the Bitcoin Custodian does not have any responsibility for any sale or purchase of bitcoin for cash to a Liquidity Provider through the Clearing Services (such a transaction, a “Clearing Transaction”), other than as specifically identified in the Clearing Agreement. The Bitcoin Custodian may rely upon, without liability on its part, any clearing request submitted through Gemini’s platform. Absent gross negligence, willful misconduct or fraud, the Bitcoin Custodian shall not be liable for any loss resulting from a clearing request or the use of Clearing Services. Validation and confirmation procedures used by Gemini are designed only to verify the source of clearing requests and that each party has met its respective obligations in respect of a clearing request and not to detect errors in the content of a clearing request or to prevent duplicate clearing requests. The Fund is responsible for losses resulting from clearing requests provided by it and for any errors made by or on behalf of the Fund, any errors resulting, directly or indirectly, from fraud or the duplication of any clearing request by or on behalf of the Fund, or any losses resulting from the malfunctioning of any devices used by the Fund or loss or compromise of credentials used by the Fund to deliver clearing requests. The Bitcoin Custodian may reject, refuse to settle or otherwise not complete any request to settle a bitcoin transaction through the Clearing Services for any reason necessary to comply with applicable laws and regulations or in connection with its fraud or other compliance controls and systems, and the Bitcoin Custodian shall have no liability whatsoever to the Fund, any transaction counterparty or any other party in connection with or arising out of the Bitcoin Custodian rejecting, refusing or otherwise not completing the settlement of a transaction through the Clearing Services. The Bitcoin Custodian will not settle transactions through the Clearing Services: (i) if either party to a Clearing Transaction has not fully funded its accounts held with the Bitcoin Custodian and used in connection with the Clearing Services (in the Fund’s case, the Clearing Account and Fiat Account), as applicable, with the required fiat currency amount or bitcoin amount, as applicable, prior to the agreed expiration time; (ii) if either party to a Clearing Transaction has not confirmed its acceptance of the clearing request to the Bitcoin Custodian prior to the agreed expiration time; (iii) if either party to a transaction is not a Gemini customer; or (iv) for any other reason as determined by the Bitcoin Custodian in its sole discretion to comply with applicable laws and regulation or in connection with the Bitcoin Custodian’s fraud or other compliance controls and systems. Although the Bitcoin Custodian has represented to the Sponsor that Clearing Transactions ordinarily settle automatically within minutes once the bitcoin and cash have been funded by both the Fund and the Liquidity Provider in their respective accounts at the Bitcoin Custodian used in connection with the Clearing Services (in the Fund’s case, the Clearing Account and Fiat Account), the Bitcoin Custodian is not required by the Clearing Agreement to settle the Clearing Transaction that quickly. These and the other limitations on the Bitcoin Custodian’s liability may allow it to avoid liability for potential losses, even if the Bitcoin Custodian directly caused such losses.

The Clearing Agreement provides that it is subject to Gemini’s User Agreement. Pursuant to Gemini’s User Agreement, Gemini agrees to take reasonable care and use commercially reasonable efforts in executing Gemini’s responsibilities to the Fund pursuant to the User Agreement, or such higher care where required by law or as specified by the User Agreement. Gemini uses commercially reasonable efforts to provide the Fund with a reliable and secure platform. From time to time, interruptions, errors or other deficiencies in service may occur due to a variety of factors, some of which are outside of our control. These factors can contribute to delays, errors in service, or system outages, creating difficulties in accessing the Fund’s account, withdrawing fiat currency or bitcoin, depositing fiat currency or bitcoin, and/or placing and/or canceling orders.

Under the User Agreement, Gemini is not liable for any delays, failure in performance or interruption of service which result directly or indirectly from any cause or condition, whether or not foreseeable, beyond Gemini’s reasonable control, including, but not limited to, any act of God, nuclear or natural disaster, epidemic, action or inaction of civil or military authorities, act of war, terrorism, sabotage, civil disturbance, strike or other labor dispute, accident, state of emergency or interruption, loss, or malfunction of equipment or utility, communications, computer (hardware or software), Internet or network provider services.

Except to the extent required by law, Gemini is not liable under the User Agreement, whether in contract or tort, for any punitive, special, indirect, consequential, incidental, or similar damages, including lost trading or other profits, diminution in asset value, or lost business opportunities (even if Gemini have been advised of the possibility thereof) in connection with the transactions subject to the User Agreement. Gemini’s total liability for breach of the User Agreement shall be limited by the value of any of the Fund’s allegedly lost fiat currency and digital assets in the custody of Gemini at the time of loss. Under the User Agreement, Gemini is not liable for delays or interruptions in service caused by automated or other compliance checks or for other reasonable delays or interruptions in service, by definition to include any delay or interruption shorter than one week, or delays or interruptions in service beyond the control of Gemini or its service providers. The limitation on liability under the User Agreement includes, but is not limited to any damage or interruptions caused by any computer viruses, spyware, scamware, trojan horses, worms, or other malware that may affect the Fund’s computer or other equipment, or any phishing, spoofing, domain typosquatting, or other attacks, failure of mechanical or electronic equipment or communication lines, telephone or other interconnect problems (e.g., you cannot access your internet service provider), unauthorized access, theft, operator errors, strikes or other labor problems, or any force majeure. Gemini does not guarantee continuous, uninterrupted, or secure access to Gemini. Gemini is not responsible for any failure or delay to act by any Gemini service provider, including Gemini’s banks, or any other participant that is within the time limits permitted by the User Agreement or prescribed by law, or that is caused by the Fund’s negligence.

Under the User Agreement, Gemini is not responsible for any “System Failure” (defined as a failure of any computer hardware or software used by Gemini, a Gemini service provider, or any telecommunications lines or devices used by Gemini or a Gemini service provider), or scheduled or unscheduled maintenance or downtime, which prevents Gemini from fulfilling its obligations under the User Agreement, provided that Gemini used commercially reasonable efforts to prevent or limit such System Failures, or downtime. Gemini cannot be held responsible for any other circumstances beyond Gemini’s reasonable control.

Moreover, in the event of an insolvency or bankruptcy of the Bitcoin Custodian in the future, given that the contractual protections and legal rights of customers with respect to digital assets held on their behalf by third parties are relatively untested in a bankruptcy of an entity such as the Bitcoin Custodian in the virtual currency industry, there is a risk that customers’ assets – including the Fund’s assets – may be considered the property of the bankruptcy estate of the Bitcoin Custodian, and customers – including the Fund – may be at risk of being treated as general unsecured creditors of such entities and subject to the risk of total loss or markdowns on value of such assets.

The Bitcoin Custody Agreement contains an agreement by the parties to treat the bitcoin credited to the Fund’s Vault Balance as financial assets under Article 8 of the New York Uniform Commercial Code, in addition to stating that the Bitcoin Custodian will serve as fiduciary and custodian on the Fund’s behalf. It is possible that a court would not treat custodied digital assets as part of the Bitcoin Custodian’s general estate in the event the Bitcoin Custodian were to experience insolvency. However, due to the novelty of digital asset custodial arrangements courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. In the case of the Clearing Account, because it is an omnibus account in which the assets of multiple customers – including the Fund’s assets – are held together, it is likely the Fund would be treated as a general unsecured creditor in respect of the Clearing Account held with the Bitcoin Custodian in the event of the Bitcoin Custodian’s insolvency. The Clearing Agreement does not contain an Article 8 opt-in. If the Bitcoin Custodian became subject to insolvency proceedings and a court were to rule that the custodied bitcoin were part of the Bitcoin Custodian’s general estate and not the property of the Fund, then the Fund would be treated as a general unsecured creditor in the Bitcoin Custodian’s insolvency proceedings and the Fund could be subject to the loss of all or a significant portion of its assets. Moreover, in the event of the bankruptcy of the Bitcoin Custodian, an automatic stay could go into effect and protracted litigation could be required in order to recover the assets held with the Bitcoin Custodian, all of which could significantly and negatively impact the Fund’s operations and the value of the Shares.

BitGo Bank Agreements

Under the BitGo Bank Bitcoin Custody Agreement, the Bitcoin Custodian’s liability is limited in various ways. The Bitcoin Custodian will exercise a level of skill, care, and diligence in the execution of the Fund’s instructions that a reasonable, competent, and regulated custodial services provider would exercise under similar circumstances (the “Standard of Care”). The Bitcoin Custodian will not be responsible for any loss or damage suffered by the Fund as a result of the Bitcoin Custodian performing its obligations under the Bitcoin Custody Agreement, unless the same results from an act of bad faith, gross negligence, fraud, or willful misconduct on the part of the Bitcoin Custodian. The Bitcoin Custodian is not responsible for the title, validity, or genuineness of any of the bitcoin (or any evidence of title thereto) received or delivered by it pursuant to the Bitcoin Custody Agreement.

To the maximum extent permitted by applicable law, the Bitcoin Custodian and its affiliates and service providers, and each of their respective representatives, are not liable for any lost profits or any special, incidental, indirect, intangible, or consequential damages, whether based in contract, tort, negligence, strict liability, or otherwise, arising out of or in connection with the use of the Bitcoin Custodian’s platform or services, or the Bitcoin Custody Agreement, even if the Bitcoin Custodian has been advised of, or knew or should have known of, the possibility of such damages. To the maximum extent permitted by applicable law, the aggregate liability of the Bitcoin Custodian and its affiliates and service providers, and each of their respective representatives (including for their gross negligence), will not exceed the greater of (a) the fees paid or payable to the Bitcoin Custodian under the Bitcoin Custody Agreement during the three (3)-month period immediately preceding the first incident giving rise to such liability and (b) $5,000,000. These exclusions and limitations of liability will not apply to the Bitcoin Custodian’s fraud, willful misconduct, or gross negligence; however, the Bitcoin Custodian’s liability for gross negligence is limited to the market value of the affected bitcoin or fiat currency at the time the claim arises.

The Bitcoin Custodian is not liable for delays, suspension of operations, failure in performance, or interruption of service that result directly or indirectly from any cause or condition beyond the Bitcoin Custodian’s reasonable control, including acts of God, natural disasters, epidemic or pandemic, acts of civil or military authorities, acts of terrorism (including cyber-related terrorist acts), hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or internet services or network provider services, failure of equipment or software, or other catastrophe. As a result of these limitations, in the event of potential losses incurred by the Fund as a result of the Bitcoin Custodian losing control of the Fund’s bitcoin or failing to properly execute instructions on behalf of the Fund, the Bitcoin Custodian’s liability with respect to the Fund will be subject to limitations that may allow it to avoid liability for such potential losses or may be insufficient to cover the value of such potential losses. Furthermore, the insurance maintained by the Bitcoin Custodian may be insufficient to cover its liabilities to the Fund. The Fund is required to indemnify the Bitcoin Custodian under certain circumstances.

Moreover, in the event of an insolvency or similar proceeding affecting the Bitcoin Custodian in the future, given that the contractual protections and legal rights of customers with respect to digital assets held on their behalf by national banking associations are relatively untested in such proceedings, there is a risk that customers’ assets — including the Fund’s assets – may be considered the property of the bankruptcy estate or receivership estate of the Bitcoin Custodian, and customers – including the Fund – may be at risk of being treated as general unsecured creditors of such entity and subject to the risk of total loss or markdowns on value of such assets. The Bitcoin Custody Agreement provides that the Fund’s bitcoin held by the Bitcoin Custodian is segregated on the Bitcoin Custodian’s books from the Bitcoin Custodian’s property and from the assets of the Bitcoin Custodian’s other customers. However, due to the novelty of digital asset custodial arrangements at national banking associations, courts have not yet considered this type of treatment for custodied digital assets and it is not possible to predict with certainty how they would rule in such a scenario. If the Bitcoin Custodian became subject to insolvency or receivership proceedings and a court were to rule that the custodied bitcoin were part of the Bitcoin Custodian’s general estate and not the property of the Fund, then the Fund would be treated as a general unsecured creditor in such proceedings and could be subject to the loss of all or a significant portion of the bitcoin held with the Bitcoin Custodian. Moreover, in the event of an insolvency of the Bitcoin Custodian, an automatic stay or similar process could go into effect and protracted litigation could be required in order to recover the assets held with the Bitcoin Custodian, all of which could significantly and negatively impact the Fund’s operations and the value of the Shares.

Trust Agreement

Under the Trust Agreement, the Trustee and the Sponsor will not be liable for any liability or expense incurred, including, without limitation, as a result of any loss of bitcoin by the Bitcoin Custodian, absent gross negligence or bad faith on the part of the Trustee or the Sponsor or breach by the Sponsor of the Trust Agreement, as the case may be. As a result, the recourse of the Fund or the Shareholders to the Trustee or the Sponsor, including in the event of a loss of bitcoin by the Bitcoin Custodian, is limited.

The Shareholders’ recourse against the Sponsor, the Trustee, and the Fund’s other service providers for the services they provide to the Fund, including, without limitation, those relating to the holding of bitcoin or the provision of instructions relating to the movement of bitcoin, is limited. For the avoidance of doubt, neither the Sponsor, the Trustee, nor any of their affiliates, nor any other party has guaranteed the assets or liabilities, or otherwise assumed the liabilities, of the Fund, or the obligations or liabilities of any service provider to the Fund, including, without limitation, the Bitcoin Custodian. Consequently, a loss may be suffered with respect to the Fund’s bitcoin that is not covered by the Bitcoin Custodian’s insurance and for which no person is liable in damages. As a result, the recourse of the Fund or the Shareholders, under applicable law, is limited.

The following is added to the end of the section titled “What are the Risk Factors Involved With an Investment in the Fund? – Risks Related to the Custody of Bitcoin”

The Fund’s transactions with BitGo Prime are executed on a principal basis, and the prices the Fund receives may be less favorable than prices available in other markets.

When the Fund purchases or sells bitcoin through BitGo Prime, BitGo Prime acts as principal — meaning that BitGo Prime is itself the counterparty to the Fund’s transaction, rather than acting as the Fund’s agent in seeking to obtain the best available price from third parties. BitGo Prime may, and is expected to, enter into Riskless Principal Transactions in which BitGo Prime contemporaneously executes an offsetting transaction with one or more third parties. BitGo Prime is not obligated under the BitGo Prime Master Purchase Agreement to identify the ultimate source of liquidity for any such transaction or to price its transaction with the Fund at the same price as the offsetting Riskless Principal Transaction. As a result, BitGo Prime may earn a markup or spread on each transaction with the Fund, and the price at which the Fund transacts with BitGo Prime may be less favorable to the Fund than the price at which the Fund could have executed an equivalent transaction with a different counterparty or in another market at the same time. The Sponsor, in selecting among approved Bitcoin Trading Counterparties for any given transaction, will typically seek to buy or sell bitcoin at a price as close to the Bitcoin Price as practical, but there can be no assurance that the prices the Fund receives from BitGo Prime will be the best available prices.

The Fund depends on BitGo Prime’s trading system to execute and settle transactions with BitGo Prime, and a failure of that system could result in losses to the Fund.

Transactions with BitGo Prime are generally executed through BitGo Prime’s proprietary electronic trading system. Under the BitGo Prime Master Purchase Agreement, the trading system is provided on an “as is” basis, and BitGo Prime makes commercially reasonable efforts but does not guarantee its functionality, availability, or accuracy. In the event of a system failure, errors in pricing, controls, or design of the trading system, or interruption or delay in service, the Fund may be unable to enter, execute, modify, or cancel orders or trade requests, or may receive untimely acceptance, rejection, or execution reports. BitGo Prime’s liability to the Fund for any such damage, expense, or loss is generally disclaimed under the BitGo Prime Master Purchase Agreement, except to the extent caused by BitGo Prime’s negligence, willful misconduct, or fraud. BitGo Prime may also suspend or terminate the Fund’s access to all or any part of its trading services at any time, with or without cause or prior notice. Any of the foregoing could adversely affect the Fund’s ability to acquire or dispose of bitcoin on a timely basis or at favorable prices, which could adversely affect the value of the Shares.

The section titled “The Offering – Operation of the Fund – Purchases and Sales of Bitcoin – Bitcoin Trading Counterparties” is deleted and replaced with the following:

Bitcoin Trading Counterparties. The Sponsor, on behalf of the Trust, is responsible for acquiring bitcoin from a bitcoin trading counterparty that has been approved by the Sponsor (each, a Bitcoin Trading Counterparty). Gemini and BitGo Prime are currently the Fund’s Bitcoin Trading Counterparties. The Bitcoin Trading Counterparties with which the Sponsor will engage in bitcoin transactions are unaffiliated third parties and all transactions will be done on an arm’s-length basis. Bitcoin Trading Counterparties are not required to have an account with the Custodians.

When seeking to purchase or sell bitcoin on behalf of the Fund, the Sponsor will typically seek to buy and sell bitcoin at a price as close to the Bitcoin Price as practical from any of the approved Bitcoin Trading Counterparties. Such transactions will generally occur on an “over-the-counter” basis.

In the event that the Fund engages additional Bitcoin Trading Counterparties, upon notification that the Fund needs to purchase or sell bitcoin, the Sponsor will reach out to various Bitcoin Trading Counterparties and ask them for a quote regarding the terms at which they would be willing to execute the contemplated transaction. The Sponsor then determines the Bitcoin Trading Counterparty with which it wishes to transact and records the rationale for that determination. In the event that the Fund engages other Bitcoin Trading Counterparties, transfers of bitcoin may be conducted as “on-chain” transactions represented on the bitcoin Blockchain.

The Sponsor maintains a process for approving and monitoring Bitcoin Trading Counterparties. All Bitcoin Trading Counterparties must be approved by the Sponsor before the Fund will engage in transactions with the entity. The Sponsor continuously reviews all approved Bitcoin Trading Counterparties and will reject the approval of any previously approved Bitcoin Trading Counterparty if new information arises regarding the entity that puts the appropriateness of that entity as an approved bitcoin trading counterparty in doubt. The Sponsor has instituted policies and procedures to evaluate which Bitcoin Trading Counterparties to approve.

The section titled “The Offering – Custody of the Fund’s Assets” is deleted and replaced with the following:

General

The Fund’s assets will be split among multiple custodians. The Trust, on behalf of the Fund, intends to appoint Gemini Trust Company, LLC and BitGo Bank & Trust, National Association as custodians for the Fund’s bitcoin holdings. Separately, U.S. Bank, N.A. (the “Non-Digital Custodian” and collectively with the Bitcoin Custodians, the “Custodians”) will serve as the Fund’s custodian with respect to its cash and cash equivalents investments, as well as any investments in connection with its exposure to Carbon Credit Futures.

The Fund may engage third-party custodians or vendors besides the Bitcoin Custodians and the Non-Digital Custodian to provide custody and security services for all or a portion of its bitcoin, cash, and investments in connection with its exposure to Carbon Credit Futures, and the Sponsor will pay the custody fees and any other expenses associated with any such third-party custodian or vendor. The Sponsor is responsible for overseeing the Bitcoin Custodians and Non-Digital Custodian, as well as the Fund’s other service providers.

Custody of the Fund’s Non-Bitcoin Assets

U.S. Bank, N.A., holds the Fund’s securities, cash and/or cash equivalents pursuant to a custodial agreement in connection with the Fund’s Carbon Credit Futures. The Non-Digital Custodian is located at 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212. U.S. Bank, N.A. is a nationally chartered bank, regulated by the Office of the Comptroller of the Currency, Department of the Treasury, and is subject to regulation by the Board of Governors of the Federal Reserve System. The principal address for Global Fund Services is 615 East Michigan Street, Milwaukee, WI, 53202. The Non-Digital Custodian will also help facilitate the movement of cash (and purchases and sales of assets associated therewith) in connection with creation and redemption of Baskets.

Custody of the Fund’s Bitcoin

The Trust, on behalf of the Fund, has entered into a Bitcoin Custody Agreement with each of the Bitcoin Custodians, pursuant to which the Bitcoin Custodians will custody all of the Fund’s bitcoin. Pursuant to the Bitcoin Custody Agreement, the Bitcoin Custodians establish accounts that hold the bitcoins deposited with the Bitcoin Custodians on behalf of the Fund. The Bitcoin Custody Agreement is governed by New York law. For additional information regarding the Bitcoin Custody Agreement, see “The Offering—The Fund’s Service Providers” below.

The Transfer Agent, in coordination with the Bitcoin Custodians and Non-Digital Custodian, will facilitate the settlement of Shares in response to the placement of creation orders and redemption orders from Authorized Purchasers. With respect to the settlement of Shares in response to the placement of creation orders and redemption orders from Authorized Purchasers, to the extent the Fund uses multiple bitcoin custodians, the Sponsor will retain discretion with respect to which of the bitcoin custodians and accompanying assets is selected to facilitate the respective order. The Sponsor may, in its sole discretion, add or terminate other bitcoin custodians. The Sponsor may, in its sole discretion, change the custodian for the Fund’s bitcoin holdings, but it will have no obligation to do so or to seek any particular terms for the Fund from other such custodians. To the extent that the Sponsor adds or terminates other bitcoin custodians, or changes the custodian for the Fund bitcoin holdings, notification will be made to Shareholders via a prospectus supplement and/or a current report filed with the SEC.

The Fund’s Bitcoin Custodian will keep custody of all of the Fund’s bitcoin in a custodial account maintained by the Bitcoin Custodian (the “Bitcoin Account”) relating to its Bitcoin Account and Clearing Account (as defined below). Bitcoin private keys are stored in two different forms: “hot wallet” storage, whereby the private keys are stored on secure, internet-connected devices, and “cold” storage, where digital currency private keys are stored completely offline. The Bitcoin Custody Agreement requires the Bitcoin Custodian to hold the Fund’s bitcoin in its Bitcoin Account in cold storage, unless required to facilitate withdrawals as a temporary measure. Bitcoin temporarily held in the Clearing Account in connection with creations and redemptions or withdrawals of bitcoin to pay the Sponsor Fee or extraordinary expenses may be held in omnibus hot storage wallets.

The Bitcoin Custodians will use segregated cold storage bitcoin addresses for the Fund’s Bitcoin Accounts, which is separate from the bitcoin addresses that the Bitcoin Custodians use for their other customers and which are directly verifiable via the bitcoin blockchain. The Bitcoin Custodians will at all times record and identify in their books and records that such bitcoins constitute the property of the Fund. The Bitcoin Custodians will not loan, hypothecate, pledge or otherwise encumber the Fund’s bitcoin, as applicable, without the Fund’s instruction, nor will the Sponsor or any other entity or service provider. The Fund will not lease or loan bitcoin held in the Fund’s account with the Bitcoin Custodians and will not give instructions to that effect.

Gemini

As a fiduciary under Section 100 of the New York Banking Law, the Bitcoin Custodian is held to specific capital reserve requirements and banking compliance standards. The Bitcoin Custodian is also subject to the laws, regulations and rules of applicable governmental or regulatory authorities, including: money service business regulations under FinCEN; U.S. state money transmission laws; laws, regulations, and rules of relevant tax authorities; applicable regulations and guidance set forth by FinCEN; the Bank Secrecy Act of 1970; the USA PATRIOT Act of 2001; other anti-money laundering regulations as mandated by U.S. federal law and any other rules and regulations regarding anti-money laundering/counter-terrorist financing; issuances from the Office of Foreign Assets Control; the New York Banking Law; regulations promulgated by the New York State Department of Financial Services from time to time; the National Futures Association; the Financial Industry Regulatory Authority; and the Commodity Exchange Act.

The Bitcoin Custodian provides custody, clearing/settlement, and other capital markets services specifically designed for digital asset exchange-traded funds and other fund vehicles. The Bitcoin Custodian has been providing services as a limited purpose trust company licensed by the New York State Department of Financial Services (NYSDFS) since 2015. The Bitcoin Custodian is a fiduciary under Section 100 of the New York Banking Law and a qualified custodian for purposes of Rule 206(4)-2(d)(6) under the Advisers Act, and it was the world’s first digital asset platform to achieve a SOC 1 Type II and SOC 2 Type II certification for custody. Gemini Custody® is also regularly audited and subject to stringent capital reserve requirements. The Bitcoin Custodian has represented to the Sponsor that it also maintains insurance coverage by a reputable insurance company with respect to digital assets custodied with the Bitcoin Custodian, in accordance with its internal standards for maintaining such insurance and subject to change at the Bitcoin Custodian’s discretion. The Fund is not a named insured on such insurance policies and such insurance is not specific to the Fund, but the Bitcoin Custodian has represented to the Sponsor that such insurance covers events that result in a loss of digital assets belonging to customers, including the Fund.

BitGo Bank

BitGo Bank is a national banking association chartered under the laws of the United States and authorized by the Office of the Comptroller of the Currency to exercise custodial powers. As a regulated custodian, BitGo Bank is subject to a detailed statutory and regulatory framework, including holding customer assets in segregated client accounts on behalf of customers. 100% of Fund assets and private keys custodied by BitGo Bank will be held in offline storage (custodial wallets) in segregated accounts and are never commingled with BitGo Bank or other client assets. BitGo applies industry standards, such as CryptoCurrency Security Standard (CCSS) and SOC1 and SOC2, while also working with the most trusted brands in the industry and offering clients comprehensive insurance solutions.

Bitcoin Storage Structure with Gemini.

Bitcoin private keys are stored in two different forms: “hot wallet” storage, whereby the private keys are connected to the internet, and “cold” storage, where digital currency private keys are stored completely offline. The Fund’s bitcoin will be stored by the Bitcoin Custodians offline in cold storage. When under the purview of the Bitcoin Custodians, bitcoin will only enter “hot” storage in the case of creations and redemptions or withdrawals to pay the Sponsor Fee or extraordinary expenses, meaning that the bitcoin will only be in “hot” storage for a temporary period. The Bitcoin Custodians will store private keys in geographically diverse regions across the continental United States.

The Bitcoin Custodians have adopted the following security policies and practices with respect to digital assets held in cold storage: hardware security modules (“HSMs”) are used to generate, store and manage cold storage private keys; multi-signature technology is used to provide both security against attacks and tolerance for losing access to a key or facility, eliminating single points of failure; all HSMs are stored offline in air-gapped environments within a diverse network of guarded, monitored and access-controlled facilities that are geographically distributed; multiple levels of physical security and monitoring controls are implemented to safeguard HSMs within storage facilities; and all fund transfers require the coordinated actions of multiple employees.

The Bitcoin Custodians have adopted the following security policies and practices with respect to digital assets held in its hot wallet: HSMs are used to store and manage hot wallet private keys; operational redundancy is achieved through geographic disbursement of failover storage facilities and hardware, thus protecting against service disruptions and single points of failure; all hot wallet HSMs are stored within secured facilities that are access-controlled, guarded, and monitored; tiered access-controls are applied to the Bitcoin Custodian’s production environment to restrict access to employees based on role, following the principle of least-privilege; administrative access to its production environment requires multi-factor authentication; and it offers additional account level protections such as crypto address whitelisting, which allows customers to restrict withdrawals to addresses only included in the customer’s whitelist.

The Fund will use a clearing account for the Fund (the “Clearing Account”) in connection with clearing and settlement services for bitcoin purchase and sale transactions (“Clearing Services”). While the Bitcoin Custodian maintains records of the Fund’s bitcoin balance in its Clearing Account, the actual bitcoin relating to the Fund’s Clearing Account is held in omnibus wallets by the Bitcoin Custodian, meaning that bitcoin owned by multiple customers is held in the same wallet and at the same address on the Bitcoin Blockchain. The Fund’s Clearing Account balance therefore represents an omnibus claim on the Bitcoin Custodian’s bitcoins held in such wallets, and the Fund does not have an identifiable claim to specific bitcoins. The Bitcoin Custodian holds the bitcoin across a combination of omnibus hot wallets and cold wallets. The Sponsor has no control over, and the Bitcoin Custodian does not disclose to the Sponsor, the amount of bitcoin that the Bitcoin Custodian holds in connection with the Fund’s Clearing Account in omnibus hot wallets, as compared to omnibus cold wallets. The Bitcoin Custodian could hold substantially all bitcoin connected to the Fund’s Clearing Account in omnibus hot wallets. In addition to the Bitcoin Account and the Clearing Account, the Fund will have access to an omnibus custodial account held at depository institutions or money market funds in the Bitcoin Custodian’s name for the benefit of its customers at which a cash balance may be maintained (“Fiat Account”). The Bitcoin Custodian’s services in respect of the Bitcoin Account (i) allow bitcoin to be deposited from a public blockchain address to the Fund’s Bitcoin Account and (ii) allow bitcoin to be withdrawn from the Bitcoin Account to a public blockchain address as instructed by the Fund. The Custody Agreement requires the Bitcoin Custodian to hold the Fund’s bitcoin in cold storage, unless required to facilitate withdrawals as a temporary measure.

Other than in connection with creations and redemptions and withdrawals of bitcoin to pay the Sponsor Fee and Additional Fund Expenses, where the associated bitcoin may temporarily be held in omnibus hot storage in the Clearing Account, the Bitcoin Custodian will use segregated cold storage bitcoin addresses for the Fund. The addresses on the Bitcoin Blockchain at which the Fund’s bitcoin in the Bitcoin Account are held by the Bitcoin Custodian are separate from the bitcoin addresses that the Bitcoin Custodian uses for its other customers and are directly verifiable via the Bitcoin Blockchain. The Bitcoin Custodian will safeguard the private keys to the bitcoin associated with the Fund’s Bitcoin Account. The Bitcoin Custodian will at all times record and identify in its books and records that such bitcoins constitute the property of the Fund. The Bitcoin Custodian will not withdraw the Fund’s bitcoin from the Fund’s Bitcoin Account with the Bitcoin Custodian, or loan, hypothecate, pledge or otherwise encumber the Fund’s bitcoin, without the Fund’s instruction, nor will the Sponsor or any other entity or service provider. The Fund will not lease or loan bitcoin held in the Fund’s Bitcoin Account with the Bitcoin Custodian and will not give instructions to that effect.

The Custody Agreement provides that bitcoin is deemed delivered to the address associated with the Fund’s Bitcoin Account only after the required number of confirmations of the transaction on the Bitcoin Blockchain, and that the Bitcoin Custodian has no obligations for bitcoin that is not delivered in that manner. The Custody Agreement provides that once the Fund submits a request for a withdrawal transaction, the bitcoin subject to the withdrawal request shall be delivered by the Bitcoin Custodian to the designated address on the Bitcoin Blockchain specified in the Fund’s withdrawal transaction within one business day of 4:00 p.m. Eastern time of the business day on which the Fund submits the withdrawal request. If a withdrawal request is made by the Fund (i) by 4:00 p.m. Eastern time of the business day on which the Fund submits the withdrawal request, (ii) in connection with a redemption of shares of the Fund by an Authorized Purchaser, and (iii) the delivery of bitcoin for such withdrawal request is to the account at the Bitcoin Custodian of an Authorized Purchaser, then the bitcoin subject to such withdrawal request shall be delivered to the destination blockchain address specified therein, by the next business day from the business day when such withdrawal request was submitted. The Custody Agreement provides that withdrawals may be delayed in connection with scheduled maintenance (“Downtime”) or the congestion or disruption of a digital asset network, including the Bitcoin Blockchain.

In respect of the Fiat Account, the Bitcoin Custodian holds the Fund’s cash held in its account at the Bitcoin Custodian in one or more Customer Omnibus Accounts. “Customer Omnibus Account” means, with respect to fiat currency held for customers of the Bitcoin Custodian in fiat accounts (including the Fund’s cash balance in its Fiat Account), omnibus bank accounts (each an “Omnibus Account”) at depository institutions (each, a “Bank”); money market accounts (each, a “Money Market Account”) at a Bank or financial institution; and/or payment accounts (each, a “Payment Account”) at a financial institution. Each Omnibus Account is: (i) in the Bitcoin Custodian’s name, and under its control; (ii) separate from the Bitcoin Custodian’s business, operating, and reserve bank accounts; (iii) established specifically for the benefit of the Bitcoin Custodian’s customers; and (iv) represents a banking relationship, not a custodial relationship, with each Bank. Omnibus Accounts do not create or represent any relationship between the Fund and any of the Bitcoin Custodian’s Banks. Each Money Market Account is held at a Bank or financial institution: (i) in the Bitcoin Custodian’s name, and under its control; (ii) separate from the Bitcoin Custodian’s business, operating, and reserve money market accounts; (iii) established specifically for the benefit of the Bitcoin Custodian’s customers; (iv) managed by a registered financial advisor, (v) custodied by a qualified custodian; and (vi) the monies within which are used to purchase money market funds invested in securities issued or guaranteed by the United States or certain U.S. government agencies or instrumentalities. Money Market Accounts do not create or represent any relationship between the Fund and any of the related registered financial advisors and/or qualified custodians. Each Payment Account is held at a financial institution: (i) in the Bitcoin Custodian’s name, and under its control; (ii) separate from the Bitcoin Custodian’s business, operating, and reserve bank accounts; and (iii) established specifically for processing the fiat funds transfers of the Bitcoin Custodian’s customers. Payment Accounts do not create or represent any relationship between the Fund and any of the related financial institutions. The Fund’s fiat currency deposits are: (i) held across the Bitcoin Custodian’s Customer Omnibus Accounts in the exact proportion that all Bitcoin Custodian customer fiat currency deposits are held across its Customer Omnibus Accounts; (ii) not treated as the Bitcoin Custodian’s general assets; (iii) fully owned by the Fund; and (iv) recorded and maintained in good faith on the Bitcoin Custodian’s books and records and reflected in a sub-account (i.e., the Fiat Account of the Fund’s Gemini Account) so that the Fund’s interests in the Bitcoin Custodian’s Customer Omnibus Accounts are readily ascertainable. The Bitcoin Custodian’s records permit the determination of the balance of U.S. dollars for a particular customer as a percentage of total commingled U.S. dollars held for the benefit of all of the Bitcoin Custodian’s customers in all Customer Omnibus Accounts in a manner consistent with 12 C.F.R. § 330.5(a)(2). The Fund is not entitled to receive any interest that may be generated with respect to the cash held in its Fiat Account. U.S. dollar deposits in the Fund’s Fiat Account held in one or more Omnibus Accounts at one or more Banks located in the United States are held with the intention that they be eligible for FDIC “pass-through” deposit insurance, subject to the Standard Maximum Deposit Insurance Amount per FDIC regulations (currently $250,000 per eligible customer of the Bitcoin Custodian) and other applicable limitations. U.S dollar deposits held at banks or financial institutions located outside of the United States, may not be subject to or eligible for FDIC deposit insurance. The portion of the Fund’s cash holdings attributable to the Fund’s Fiat Account which is held at a Money Market Fund is not eligible for deposit insurance whether on a pass-through or any other basis. The Custody Agreement provides that wire deposit and withdrawal transfer times in respect of the Fiat Account are subject to bank holidays, the internal processes and jurisdiction of the Fund’s bank, and the internal processes of the Bitcoin Custodian’s banks and financial institutions. In certain situations, wire deposit or withdrawal transfer times may be delayed in connection with Downtime or disruptions to the Bitcoin Custodian’s banks and/or affiliates or service providers. ACH deposit and withdrawal transfer times are subject to bank holidays, the internal processes and jurisdiction of the Fund’s bank, and the internal processes of the Fund’s banks. The Custody Agreement provides that in certain situations, ACH withdrawal transfer times may be delayed in connection with Downtime or disruptions to the Bitcoin Custodian’s banks and/or affiliates or service providers.

Gemini BSA/AML Program

The Bitcoin Custodian has adopted the Gemini BSA/AML Program for its digital asset trading platform and custody service in an effort to maintain the highest possible compliance with applicable laws and regulations relating to anti-money laundering in the U.S. and other countries where it conducts business. This program includes robust internal policies, procedures and controls that combat any attempted use of Gemini for illegal or illicit purposes, including a customer identification program, annual training of all employees and officers in anti-money laundering regulation, filing of Suspicious Activity Reports and Currency Transaction Reports with the U.S. Financial Crimes Enforcement Network and annual internal and independent audits of the Gemini BSA/AML Program.

Website Security

The Bitcoin Custodian has implemented certain security policies and practices to enhance security on its website, including through the use of two-factor authentication for certain user actions, such as withdrawals; a requirement for strong passwords from its users, which are cryptographically hashed using modern standards; encryption of sensitive user information, both in transit and at rest; the application of rate-limiting procedures to certain account operations such as login attempts to thwart brute force attacks; the transmission of website data over encrypted transport layer security connections; the leveraging of content-security policy and HTTP strict transport security features in modern browsers; partnerships with enterprise vendors to mitigate-potential distributed denial-of-service attacks; and the use of separate access controls on internal-only sections of the Bitcoin Custodian’s website.

Internal Control

In addition to the security policies and procedures discussed above, the Bitcoin Custodian has also instituted the following internal controls: multiple signatories are required to transfer funds out of cold storage; the Bitcoin Custodian’s Chief Executive Officer and President are unable to individually or jointly transfer funds out of cold storage; all private keys are stored offsite in secure facilities; all employees undergo criminal and credit background checks, and are subject to ongoing background checks throughout their employment; and all remote-access by employees uses public-key authentication (e.g. no passwords, one-time passwords or other phishable credentials are used).

Insurance

Gemini, as a custodian of the Fund’s bitcoin, is responsible for securing the Fund’s bitcoin. As of March 1, 2024, the Gemini maintains $125 million in digital asset insurance for certain types of losses, in addition to the capital reserves required of Gemini as a New York limited purpose trust company and fiduciary under New York Banking Law. This consists of $25 million of commercial crime insurance for digital assets held in its hot storage system, and $100 million of offline (cold storage system) insurance coverage for assets held. Gemini has represented to the Fund that the insurance applies to all customer assets held at Gemini, including the Fund’s assets. Such insurance is shared with other customers and is not specific to the Fund. The Fund is not a named beneficiary under Gemini’s insurance policies, though Gemini has represented to the Sponsor that the insurance covers customer losses, including losses suffered by the Fund, arising from specified events, including fraud, theft, and cyber-security breaches. The amounts and continuing availability of this coverage are subject to change at Gemini’s sole discretion. Gemini also maintains separate commercial crime insurance coverage for digital assets custodied in its “hot wallet”. To date, Gemini has never experienced a loss due to unauthorized access from its hot wallet or the cold storage vaults.

Bitcoin Storage Structure with BitGo Bank.

BitGo Bank is authorized to safeguard the Fund’s bitcoin holdings allocated to it by the Sponsor. BitGo Bank maintains one or more custody accounts on its books, pursuant to the terms of the Bitcoin Custody Agreement, for the receipt, safekeeping, and maintenance of bitcoin.

As a regulated custodian, BitGo Bank is subject to a detailed statutory and regulatory framework, including holding customer assets in segregated client accounts on behalf of customers. 100% of Fund assets and private keys safekeeped by BitGo Bank will be held in cold storage in segregated accounts and are never commingled with BitGo Bank or other client assets. BitGo Bank applies industry standards, such as CryptoCurrency Security Standard (CCSS) and SOC1 and SOC2, while also working with the most trusted brands in the industry and offering clients comprehensive insurance solutions.

The BitGo Bank ecosystem and architecture for private key management include the BitGo Platform, hardware security modules (“HSMs”) and modular services. BitGo Bank cold custody solution is built on BitGo Bank’s security to manage keys on behalf of customers. BitGo Bank only signs transactions that have been authorized by the Sponsor and follow the policies set by the account administrators.

The primary keys and backup keys are created offline using an Offline Vault Console (“OVC”) on air gapped laptops during a secure ceremony to create hardened cryptographic seeds that power the BitGo Bank solution. This is to ensure only machines which have no access to the internet and are pristine are able to see private key material.

Undisclosed personnel at BitGo Bank hold the sharded keys. When they are reconstituted, they are able to sign a transaction which moves funds in the public blockchain. To mitigate collusion, the individuals who have the sharded keys are different from those who have access to the vaults where the signings happen.

The private key is reconstituted in the OVC, but only in internal memory. At no point is it displayed or shown to any user. After signing is done, the key is no longer available in memory. The OVC is run in a read-only disk, so once the laptop is powered off, there is no non-volatile storage of any kind to write back to disk. The OVC operates using a RAM disk, where it simulates a real hard disk, but it is completely ephemeral and is wiped as soon as the machine is power cycled or rebooted, thus wiping the reconstituted private key and preventing it from being copied or compromised.

BitGo Bank is a national banking association and the private keys are strategically distributed across various geographic locations within the United States. In order to enhance security measures, BitGo Bank refrains from disclosing the exact locations of these keys.

At time of wallet creation, BitGo Bank creates a unique key pair within its HSM in order to give each client a unique wallet on-chain. These online keys are wrapped by the BitGo Bank HSM and stored within BitGo Bank’s data vault for the BitGo Platform keys used to sign transactions.

As all custody wallets are segregated, the existence of bitcoin held by the Fund can be verified on-chain by the Sponsor or any other authorized party.

BitGo Bank's cold wallets are supported by a $250 million insurance policy issued by Lloyd's of London, which includes crime and general specie coverage. At a minimum, this policy covers the copying or theft of private keys, insider theft or dishonest acts by BitGo Bank employees or executives, and loss of keys directly related to BitGo Bank's custody. The policy is shared among all of BitGo Bank's clients and is not specific to the Fund or to customers holding bitcoin; accordingly, it may not be available or sufficient to protect the Fund from all possible losses or sources of losses. The Sponsor may purchase additional insurance coverage through BitGo Bank’s underwriter, though the Sponsor has not purchased such additional insurance cover as of the date of this prospectus. BitGo Bank is not FDIC-insured. BitGo Bank has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption. This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary, by BitGo Bank in its sole discretion. Should BitGo Bank be impacted by a significant business disruption, BitGo Bank aims to minimize business interruption as quickly and efficiently as possible.

BitGo Bank’s fork policy determines that in the event of an upcoming modification to the Bitcoin Network that could result in a digital asset network fork or airdrop, BitGo Bank will use best commercial efforts to provide the value of the forked digital asset. BitGo Bank may not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with an asset supported by BitGo Bank and assumes absolutely no responsibility in respect to new protocols.

Each Bitcoin Trading Counterparty is required to maintain a Bitcoin Trading Counterparty bitcoin account at one of the Fund’s Bitcoin Custodians.

The Fund’s Transfer Agent will facilitate the settlement of Shares in response to the placement of creation orders and redemption orders from Authorized Purchasers. The Fund generally holds cash and cash equivalents in connection with its investments in Carbon Credit Futures, and to facilitate the issuance and redemption of Baskets. However, there may be situations where the Fund will unexpectedly hold cash on a temporary basis.

The first paragraph in the section titled “The Offering – The Fund’s Service Providers – The Custodians” is deleted and replaced with the following:

The Fund’s assets will be split among multiple custodians. The Trust, on behalf of the Fund, intends to appoint Gemini Trust Company, LLC and BitGo Bank & Trust, National Association for the Fund’s bitcoin holdings. Separately, U.S. Bank, N.A., will serve as the Fund’s custodian with respect to its cash and cash equivalents investments, as well as any investments in connection with its exposure to Carbon Credit Futures.

The section titled “The Offering – The Fund’s Service Providers – The Custodians – Bitcoin Custodian” is deleted and replaced with the following:

Bitcoin Custodians

Gemini and BitGo Bank serve as the Fund’s Bitcoin Custodians, pursuant to their respective custodial agreements, to hold a portion of the Fund’s bitcoin in accordance with the procedures outlined above in the section “Custody of the Fund’s Assets”. Gemini has its principal offices at 315 Park Ave South, Floor 16, New York, NY 10010. BitGo Bank has its principal place of business at 6216 S Pinnacle Pl #101, Sioux Falls, SD 57108. Gemini is a fiduciary under § 100 of the New York Banking Law. BitGo Bank is a federally chartered national trust bank and was granted a national bank charter by the Office of Comptroller of the Currency in December 2025. Each Bitcoin Custodian is authorized to serve as the Fund’s custodian under the Trust Agreement and pursuant to the terms and provisions of the Custody Agreement.

In designating a custodian as a Bitcoin Custodian for the Fund, the Sponsor considers whether the custodian provides protection against theft and loss and ensures that the transactions and trades are secure. The Sponsor may consider whether a custodian:

1.

Provides custody accounts whose holders are the legal beneficiaries of the assets held in the account. In case of bankruptcy or insolvency of a Bitcoin Custodian, creditors or the estate should have no rights to the clients’ assets.

2.

Offers segregated accounts and stores the Fund’s bitcoin in separated individual accounts and not in omnibus accounts. That means that The Fund’s bitcoin shall be held in segregated wallets and therefore are not commingled with the Bitcoin Custodian’s or other customer assets.

3.	Generates account-segregated private keys for digital assets using high entropy random number generation methods and employing advanced security practices.

4.

Utilizes technology for storing private keys in offline digital vaults and applies secure processes, such as private key segmentation, multi-signature authorization, and geographic distribution of stored assets, to limit access to private keys. The Bitcoin Custodian should use security technology for storing private keys aiming to avoid theft or misappropriation of assets due to online attacks, collusion of agents managing the storage services, or any other threat.

5.

Has a comprehensive risk management policy and formalized framework of managing operational and custody risks, including a disaster recovery program that ensures continuity of operations in the event of a system failure. The Bitcoin Custodian shall have a business continuity plan to help ensure continued access to the Fund’s assets.

6.

Has an insurance policy that covers, at least partially, risks such as the loss of client assets held in cold storage, including from employee collusion or fraud, physical loss including theft, damage of key material, security breach or hack, and fraudulent transfer.

7.

Complies with higher standards of government oversight, external audits, and security, and as such, Bitcoin Custodian is able to offer better legal guarantees that safekeep asset ownership. The Bitcoin Custodian may be licensed or registered as a custodian by a reputable and independent governing body (e.g., the New York State Department of Financial Services, Office of Comptroller of the Currency, or other state, national or international regulators), as can be ascertained by certain public data sources.

8.

Provides third-party audit reports at least annually on operational and security processes. This audit may be completed by having a Systems and Organizational Control certification (“SOC”) issued. Auditors provide reasonable assurance that the Bitcoin Custodian operational processes and private key management controls are in accordance with the expected standards.

A custodian may lose its eligibility as a Bitcoin Custodian if it fails to comply with the above requirements, but the Sponsor has no obligation whatsoever to change the Bitcoin Custodian for the Fund’s bitcoin holdings. The Bitcoin Custodian may also employ advanced blockchain monitoring tools and services to ensure the security and compliance of incoming transactions, including:

1.

Transaction Validation: When a transaction is initiated, these monitoring tools immediately validate it against predefined criteria, including sender addresses, transaction amounts, and transaction details, to ensure they comply with the custodian’s policies and regulatory requirements.

2.

Real-time Alerts: These monitoring tools offer real-time alerting capabilities, using advanced algorithms to identify suspicious or potentially fraudulent transactions. They detect patterns that may indicate money laundering, fraud, or other illicit activities.

3.

AML/KYC Compliance: To comply with Anti-Money Laundering (AML) and Know Your Customer (KYC) regulations, custodians integrate these solutions to verify sender and receiver identities, ensuring transactions are conducted by legitimate parties and meeting regulatory requirements.

The Sponsor has evaluated each Bitcoin Custodian’s policies, procedures, and controls for safekeeping, exclusively possessing, and controlling the Fund’s bitcoin holdings and believes these are designed consistent with accepted industry practices to protect against theft, loss, and unauthorized and accidental use of the private keys. Notwithstanding the Sponsor’s evaluation, the Sponsor does not control a Bitcoin Custodian’s operations or implementation of such policies, procedures and controls and there can be no assurance that they will actually work as designed or prove to be successful in safeguarding the Fund’s assets against all possible sources of theft, loss or damage.

Gemini Bitcoin Custody Agreement.

The Trust, on behalf of the Fund, has entered into a custodial services agreement with Gemini.

Gemini agrees to take reasonable care and use commercially reasonable efforts in executing its responsibilities to the Trust pursuant to the Bitcoin Custody Agreement, which includes exercising the degree of care, diligence and skill that a prudent and competent professional provider of services similar to the services contemplated by the Bitcoin Custody Agreement would exercise in the circumstances, or such higher care where required by law or the Bitcoin Custody Agreement (collectively, the “Standard of Care”). The Bitcoin Custodian cannot be held responsible for any failure or delay to act by the Bitcoin Custodian, its affiliates or service providers, or its banks that is within the time limits permitted by the Bitcoin Custody Agreement, or that is caused by the Fund’s negligence or is required to comply with applicable laws and regulations. The Bitcoin Custodian cannot be held responsible for any Downtime or System Failure (defined below), which prevents the Bitcoin Custodian from fulfilling its obligations under the Bitcoin Custody Agreement, provided that Bitcoin Custodian took reasonable care and used commercially reasonable efforts to prevent or limit such System Failures or Downtime and otherwise complied with this Agreement. The Bitcoin Custody Agreement provides that a “System Failure” shall mean a failure of any computer hardware, software, computer systems, or telecommunications lines or devices used by Bitcoin Custodian, or interruption, loss, or malfunction of utility, data center, Internet or network provider services used by Bitcoin Custodian; provided, however, that a cybersecurity attack, data breach, hack, or other intrusion, or unauthorized disclosure by a third party, Bitcoin Custodian, a Bitcoin Custodian affiliate or service provider, or an agent or subcontractor of Bitcoin Custodian, shall not be deemed a System Failure, to the extent such events or any losses arising therefrom are due to Bitcoin Custodian’s failure to comply with its obligations under the Bitcoin Custody Agreement. The Bitcoin Custodian cannot be held responsible for any circumstances beyond the Bitcoin Custodian’s reasonable control, provided Bitcoin Custodian acted in accordance with the Standard of Care. Notwithstanding any other provision in the Bitcoin Custody Agreement, for the Fund’s bitcoin held in the Bitcoin Account, the Bitcoin Custodian represents, warrants, and covenants that it will maintain the private key or keys in a form accessible to the Bitcoin Custodian and will take reasonable care and use commercially reasonable efforts to (i) protect and keep the private key or keys secure and (ii) not disclose them or allow access to them by any other person. The Bitcoin Custodian shall take reasonable care and use commercially reasonable efforts to ensure that the Trust shall be able to access the Bitcoin Account via the Bitcoin Custodian’s online interface 97% of the time excluding Downtime and System Failures. The Bitcoin Custodian shall not, without the prior written consent of the Trust, deposit or hold the Fund’s bitcoin with any third-party depositary, custodian, clearance system, wallet, or sub-custodian. Subject to the foregoing, the Bitcoin Custodian is permitted to perform its obligations under the Bitcoin Custody Agreement using subcontractors or agents, provided that, in relation to each such subcontractor or agent used by the Bitcoin Custodian, the Bitcoin Custodian shall: (i) comply with the Standard of Care in the selection, appointment and use of each such subcontractor or agent; (ii) monitor such subcontractor’s or agent’s performance; and (iii) remain solely liable to Trust for the performance of the Bitcoin Custodian’s obligations under the Bitcoin Custody Agreement, notwithstanding any use of subcontractors or agents.

The Bitcoin Custody Agreement provides that no more than once per calendar year, the Trust shall be entitled to request that the Bitcoin Custodian produce its Services Organization Controls 2 Type I report (a “SOC 2-I Report”) and a new Services Organization Controls 2 Type II report (a “SOC 2-II Report” and, together with a SOC 2-I Report, “SOC Reports”), or certify that there have been no material changes which would impact the previous SOC Reports provided to the Trust, and promptly deliver to the Trust a copy of each SOC Report within 45 days of the Trust’s request. No more than once per calendar year, the Trust shall be entitled to request that the Bitcoin Custodian produce a copy of the Bitcoin Custodian’s audited annual financial statements for each financial year ending on or after December 31, 2021, and the Bitcoin Custodian shall promptly deliver such financial statements to the Trust.

Subject to the “Force Majeure” provision (defined below) and as limited by the limitations of liability in the Bitcoin Custody Agreement, the Bitcoin Custodian shall be liable to the Trust for the Loss (defined below) of any of the Fund’s bitcoin or fiat currency to the extent that such Loss was caused by the negligence, fraud, willful or reckless misconduct of the Bitcoin Custodian or breach by the Bitcoin Custodian of its Standard of Care. The Bitcoin Custody Agreement provides that “Loss” means if, at any time the Fund’s bitcoin Account or Fiat Account, as applicable, does not hold the bitcoin or fiat currency that had been (1) received by Bitcoin Custodian in connection with the Fund’s bitcoin Account or Fiat Account pursuant to the Bitcoin Custody Agreement, or (2) duly sent to the Bitcoin Custodian by the Trust or Authorized Purchasers in connection with the Fund’s bitcoin Account pursuant to the Bitcoin Custody Agreement but not received because of a failure caused by the Bitcoin Custodian. The Bitcoin Custody Agreement provides that “Loss” shall include situations where the Bitcoin Custodian fails to execute a valid withdrawal request, bitcoin are withdrawn from the Fund’s bitcoin Account other than pursuant to a withdrawal request, or the Trust is not able to timely withdraw bitcoin from the Bitcoin Account pursuant to a withdrawal request, in each case due to a failure caused by the Bitcoin Custodian; provided, however, that the Bitcoin Custodian’s failure to permit timely withdrawals because it has determined that it cannot do so due to the requirements of applicable laws and regulations or because of the operation of its fraud detection controls shall not be considered a Loss, provided the Bitcoin Custodian is acting reasonably and in good faith. The Bitcoin Custody Agreement provides that should a Loss of the Fund’s bitcoin or fiat currency due to the negligence, fraud, willful or reckless misconduct of the Bitcoin Custodian or a breach by the Bitcoin Custodian of its Standard of Care occur, the Bitcoin Custodian will, as soon as practicable, return to the Trust a quantity of the same digital asset that is equal to the quantity of digital assets involved in the Loss, or return to the Trust a quantity of the same fiat currency that is equal to the quantity of fiat currency involved in the Loss (if the Loss involved the Fiat Account). The Bitcoin Custody Agreement provides that (i) the Bitcoin Custodian does not own or control the underlying software protocols of networks which govern the operation of digital assets (including the Bitcoin Blockchain), (ii) the Bitcoin Custodian makes no guarantees regarding their security, functionality, or availability, and (iii) in no event shall the Bitcoin Custodian be liable for or in connection with any acts, decisions, or omissions made by developers or promoters of digital assets, including bitcoin.

The Bitcoin Custody Agreement’s “Force Majeure” provision provides that in no event shall the Bitcoin Custodian be liable for any delays, failure in performance or interruption of service which result directly or indirectly from any cause or condition, whether or not foreseeable, beyond the Bitcoin Custodian’s reasonable control, including, but not limited to, any act of God, nuclear or natural disaster, epidemic, action or inaction of civil or military authorities, act of war, terrorism, sabotage, civil disturbance, strike or other labor dispute, accident, or state of emergency; provided, however, that for the avoidance of doubt, the Bitcoin Custody Agreement’s Force Majeure provision shall not apply in respect of System Failures or Downtime, which are subject to other respective provisions of the Bitcoin Custody Agreement. The occurrence of an event described in the Force Majeure provision shall not affect the validity and enforceability of any remaining provisions of the Bitcoin Custody Agreement.

Under the Bitcoin Custody Agreement, each of the Bitcoin Custodian and the Trust has agreed to indemnify and hold harmless the other party from any third-party claim or third-party demand (including reasonable attorneys’ fees and expenses) (collectively, “Damages”) arising out of or related to the Bitcoin Custodian’s or the Trust’s, as the case may be, non-performance of its obligations under or material breach of the Bitcoin Custody Agreement and inaccuracy in any of the Bitcoin Custodian’s or the Trust’s, as the case may be, representations or warranties in the Bitcoin Custody Agreement. In addition, the Bitcoin Custodian agrees to indemnify the Trust in the event of Damages relating to the holding of the Fund’s bitcoin and fiat currency by the Bitcoin Custodian as contemplated by the Bitcoin Custody Agreement, including any loss or damage caused by any act or omission of any employee of the Bitcoin Custodian or any agent, representative or independent contractor engaged by the Bitcoin Custodian, whether or not such act or omission occurred within the scope of his employment or engagement. The Bitcoin Custody Agreement provides that “Damages” shall not include any losses, claims, damages, liabilities or expenses arising from any fluctuation in market price, forks, governance changes, airdrops or other events which impact all holders of a digital asset such as bitcoin globally as a class.

The Bitcoin Custody Agreement provides the Bitcoin Custodian, its affiliates, service providers, or any of their respective officers, directors, agents, joint venturers, employees or representatives, shall not be liable for (i) any losses or claims arising out of actions that are in the Trust’s control and related to its use of the Bitcoin Custodian’s online platform, including but not limited to, the Trust’s failure to follow security protocols, the Bitcoin Custodian’s controls, improper instructions, failure to secure the Trust’s credentials from third parties, or anything else in the Trust’s control and (ii) any amount greater than the value of the bitcoin on deposit in the Fund’s bitcoin Account at the time of, and directly relating to, the events giving rise to the liability occurred, the value of which shall be determined in accordance with the Chicago Mercantile Exchange Bitcoin Reference Rate or any successor thereto. No party shall be liable to the other parties (whether under contract, tort (including negligence) or otherwise) for any indirect, incidental, special, punitive or consequential losses suffered or incurred by the other parties (whether or not any such losses were foreseeable or within the contemplation of the parties). This means, by way of example only (and without limiting the scope of the above), that if the Trust claims that the Bitcoin Custodian failed to process a withdrawal request properly, the Trust’s damages are limited to no more than the value of the bitcoin at issue in the withdrawal request, and that the Trust may not recover for lost profits, lost business opportunities, or other types of special, incidental, indirect, intangible, or consequential damages in excess of the value of the bitcoin at issue in the withdrawal. The Bitcoin Custodian shall not be liable to the Trust or anyone else for any loss or injury resulting directly or indirectly from any damage or interruptions caused by any computer viruses, spyware, scamware, trojan horses, worms, or other malware that may affect the Trust’s computer or other equipment, provided such malware did not originate from the Bitcoin Custodian or its agents.

The Bitcoin Custody Agreement provides that the Bitcoin Custodian has obtained insurance coverage by a reputable insurance company with respect to digital assets custodied with the Bitcoin Custodian, in accordance with its internal standards for maintaining such insurance and subject to change at the Bitcoin Custodian’s discretion. The Bitcoin Custody Agreement provides that the Bitcoin Custodian shall provide the Trust with notice of material changes in its insurance coverage.

The Bitcoin Custody Agreement will commence on the date of execution and continue until terminated in accordance with its provisions. The Bitcoin Custody Agreement may be terminated by either party upon 90 days written notice to the other party; provided, however, that if the Bitcoin Custody Agreement is terminated, the Bitcoin Custodian shall use commercially reasonable efforts to cooperate with the Trust’s transition to a replacement custodian and if the Trust is unable to engage a replacement custodian using commercially reasonable efforts within such 90 day period, the Bitcoin Custodian terminates the Bitcoin Custody Agreement, then the Bitcoin Custodian shall continue to act as Bitcoin Custodian pursuant to the terms of the Bitcoin Custody Agreement until such time as the Trust engages a replacement custodian, provided that the Trust uses reasonable commercial efforts to promptly engage a replacement custodian. Either party (the “Terminating Party”) may terminate the Bitcoin Custody Agreement at any time on written notice to the other party (the “Defaulting Party”), such termination to take effect (i) on the tenth business day after the delivery of written notice of termination by the Terminating Party to the Defaulting Party, unless the Defaulting Party has cured the event triggering a termination right to the satisfaction of the Terminating Party, acting reasonably, or (ii) immediately after delivery of written notice of termination by the Terminating Party to the Defaulting Party if the event triggering a termination right is incapable of being cured within ten business days, in the following circumstances. First, any representation, warranty, certification or statement made by the Defaulting Party under the Bitcoin Custody Agreement was or becomes incorrect in any material respect when made; second, the Defaulting Party materially breaches, or fails in any material respect to perform any of its obligations under, the Bitcoin Custody Agreement; third, the Defaulting Party requests a postponement of maturity or a moratorium with respect to any indebtedness or is adjudged bankrupt or insolvent, or there is commenced against the Defaulting Party a case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or the Defaulting Party files a petition for bankruptcy or an application for an arrangement with its creditors, seeks or consents to the appointment of a receiver, administrator or other similar official for all or any substantial part of its property, admits in writing its inability to pay its debts as they mature, or takes any corporate action in furtherance of any of the foregoing, or fails to meet applicable legal minimum capital requirements; fourth, a Change of Control (as defined in the Bitcoin Custody Agreement) of the Defaulting Party, or an event, change or development that causes or is likely to cause a Material Adverse Effect (as defined in the Bitcoin Custody Agreement) on the Defaulting Party, or in the ability of the Defaulting Party to fulfill its responsibilities under the Bitcoin Custody Agreement, occurs; fifth, with respect to the Trust’s right to terminate, the Bitcoin Blockchain undergoes a fork and becomes a forked network, and the Trust disagrees with the Bitcoin Custodian’s choice of which forked network to support; or with respect to the Trust’s right to terminate, applicable laws and regulations or any change therein or in the interpretation or administration thereof that may have a Material Adverse Effect (as defined in the Bitcoin Custody Agreement) on the Trust or the rights of the Trust with respect to any services covered by the Bitcoin Custody Agreement.

The Bitcoin Custodian has the right to immediately (i) take actions the Bitcoin Custodian determines appropriate to comply with applicable law and regulations and in accordance with its Bank Secrecy Act and Anti-Money Laundering compliance program (“BSA/AML Program”), (ii) suspend the Fund’s bitcoin Account or Fiat Account, (iii) freeze/lock the funds and assets in all such accounts, and (iv) suspend the Trust’s access to the Bitcoin Custodian’s platform or its account there (collectively, an “account suspension”), if: (A) the Bitcoin Custodian is required to do so by a regulatory authority, court order, facially valid subpoena, or binding order of a governmental authority, (B) the Bitcoin Custodian reasonably and in good faith believes the Trust has violated applicable laws and regulations in connection with the Fund’s bitcoin Account or Fiat Account, or the Bitcoin Custodian is required to do so under the Bitcoin Custodian’s BSA/AML Program, (C) the Bitcoin Custodian believes someone is attempting to gain unauthorized access to the account, or (D) the Bitcoin Custodian believes there is unusual activity in the account. Except as set forth above, the Bitcoin Custodian shall not suspend the Trust’s access to the Bitcoin Account or the Fiat Account, and any suspension of the Trust’s access to such accounts shall constitute a breach of the Bitcoin Custody Agreement. In the case of an account suspension due to (C) or (D) of this paragraph, the Bitcoin Custodian shall restore the Trust’s normal access to the Bitcoin Account or Fiat Account as promptly as reasonably possible without putting the bitcoin and fiat currency in such accounts at risk. In the case of an account suspension due to (A) or (B) of this paragraph, the Bitcoin Custodian shall permit the Trust to withdraw the Fund’s bitcoin and fiat currencies from Bitcoin Account or Fiat Account as soon as permitted by applicable laws and regulations or the applicable court order, subpoena, or regulatory or governmental authority, and for ninety (90) days thereafter.

BitGo Bank Bitcoin Custody Agreement.

BitGo Bank serves as a Bitcoin Custodian for the Fund and may hold all of the Fund’s bitcoin on the Fund’s behalf.

Bitcoin held in the Fund’s accounts with BitGo Bank is the property of the Fund. The Fund, the Sponsor and the service providers will not loan or pledge the Fund’s assets, nor will the Fund’s assets, serve as collateral for any loan or similar arrangement. The Fund will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

In the event of a fork, the Bitcoin Custody Agreement provides that BitGo Bank may temporarily suspend services, and may, in its sole discretion, determine whether or not to support (or cease supporting) either branch of the forked protocol entirely, provided that BitGo Bank shall use commercially reasonable efforts to avoid ceasing to support both branches of such forked protocol and will support, at a minimum, the original digital asset. The BitCoin Custody Agreement provides that, other than as set forth therein, and provided that BitGo Bank shall make commercially reasonable efforts to assist the Fund to retrieve and/or obtain any assets related to an airdrop or similar event, BitGo Bank shall have no liability, obligation or responsibility whatsoever arising out of or relating to the operation of the underlying software protocols relating to the Bitcoin Network or an unsupported branch of a forked protocol and, accordingly, the Fund acknowledges and assumes the risk of the same. The Bitcoin Custody Agreement provides that, unless specifically communicated by BitGo Bank and its affiliates through written public statements on its website, BitGo Bank is under no obligation to support airdrops, metacoins, colored coins, side chains, or other derivative, enhanced or forked protocols, tokens or coins, which supplement or interact with bitcoin.

Under the Bitcoin Custody Agreement, BitGo Bank’s liability is limited. BitGo Bank and its affiliates, including their officers, directors, agents, and employees, are not liable for any lost profits, special, incidental, indirect, intangible, or consequential damages resulting from authorized or unauthorized use of the Trust or Sponsor’s site or services. This includes damages arising from any contract, tort, negligence, strict liability, or other legal grounds, even if BitGo Bank was previously advised of, knew, or should have known about the possibility of such damages. However, this exclusion of liability does not extend to cases of BitGo Bank's fraud, willful misconduct, or gross negligence. In situations of gross negligence, BitGo Bank’s liability is specifically limited to the value of the digital assets or fiat currency that were affected by the negligence. Additionally, the total liability of BitGo Bank for direct damages is capped at the greater of (a) the fees paid or payable to them under the BitGo Bitcoin Custody Agreement during the three (3)-month period immediately preceding the first incident that caused the liability and (b) $5,000,000.

BitGo Bank is not liable for delays, suspension of operations, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of BitGo Bank. Under the Bitcoin Custody Agreement, except in the case of BitGo Bank's bad faith, gross negligence, fraud, or willful misconduct, BitGo Bank shall not have any liability for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect the Trust’s computer or other equipment, or any phishing, spoofing or other attack.

Under the Bitcoin Custody Agreement, the Fund has agreed to indemnify BitGo Bank and certain related persons for third-party claims, demands, actions or proceedings and related liabilities, damages, losses, costs and expenses (including reasonable and documented attorneys’ fees and any fines, fees or penalties) arising from, among other things, the indemnifying party’s breach of the Bitcoin Custody, breaches or inaccuracies in representations, warranties or covenants, violations of applicable law or third-party rights, and in each case to the extent arising from the indemnifying party’s breach of the Bitcoin Custody Agreement, violation of applicable law or third-party rights, or its negligence, fraud or willful misconduct, subject in each case to a carveout where the claim directly results from the gross negligence, fraud or willful misconduct of the indemnified party.

The initial term of the Bitcoin Custody Agreement is one (1) year, and Bitcoin Custody Agreement automatically renews for successive one-year periods unless either the Fund or BitGo Bank gives notice of non-renewal at least sixty (60) days prior to the expiration of the then-current term or upon mutual written agreement of the parties. Either the Fund or BitGo Bank may also terminate the Bitcoin Custody Agreement for cause upon a material breach which is not cured within thirty (30) days after receipt by the breaching party of written notice from the non-breaching party of such breach. In addition, the Fund may terminate the Bitcoin Custody Agreement if the Fund: (a) provides BitGo Bank at least thirty (30) days prior written notice, (b) pays all outstanding amounts due through the date of termination, and (c) pays a one-time early termination fee. BitGo Bank may suspend or restrict the Fund’s access to the custodial services or deactivate, terminate or cancel the Fund’s accounts in specified circumstances, including if required by a facially valid subpoena, court order or binding order of a government authority; if BitGo Bank reasonably suspects use of the accounts in connection with a prohibited use or prohibited business; if BitGo Bank perceives a risk of legal or regulatory non-compliance associated with the Fund’s account activity or the provision of the account to the Fund. On termination of the Bitcoin Custody Agreement, the Fund is required to withdraw its digital assets and any fiat currency associated with the accounts within ninety (90) days, unless such withdrawal is prohibited by applicable law.

The section titled “The Offering – The Fund’s Service Providers – Bitcoin Trading Counterparty” is deleted and replaced with the following:

Bitcoin Trading Counterparties

The Trust, on behalf of the Fund, has entered into a Digital Asset Purchase and Sale Agreement with Gemini, in its capacity as the Bitcoin Trading Counterparty. This agreement sets forth the general parameters under which a transaction in bitcoin will be effectuated, should any transaction with the Bitcoin Trading Counterparty occur. Under the agreement, the Fund shall determine and notify the Bitcoin Trading Counterparty of its intention to sell or purchase bitcoin. The Bitcoin Trading Counterparty does not have an obligation to accept any such offer from the Fund and shall be entitled to buy or sell the bitcoin from or to the Fund, respectively, according to the terms agreed to by both parties. Payment for and delivery of the bitcoin will be due as agreed between the Trust and the Bitcoin Trading Counterparty. Delivery of the bitcoin are considered to be completed when the bitcoin are credited to the Fund’s wallet. The agreement shall remain in effect until terminated in writing by either the Trust or the Bitcoin Trading Counterparty. The Bitcoin Trading Counterparty shall have no liability for any losses, liabilities, damages, fees or expenses of the Fund arising from the agreement, except that the Bitcoin Trading Counterparty may be liable for its gross negligence, willful misconduct, fraud, or material breach of the agreement. The agreement is governed by, and construed and enforced in accordance with, the laws of the State of New York.

The Fund has entered into a new Master Purchase Agreement with BitGo Prime, pursuant to which BitGo Prime will serve as a Bitcoin Trading Counterparty for the Fund. BitGo Prime is an affiliate of BitGo Bank, under common ownership. Although BitGo Prime and BitGo Bank are affiliated, the Sponsor will engage in transactions with BitGo Prime on an arm’s-length basis. BitGo Prime is not an agent of BitGo Bank. This agreement sets forth the general parameters under which a transaction in bitcoin will be effectuated, should any transaction with the BitGo Prime occur. Under the Master Purchase Agreement, BitGo Prime and the Fund may purchase from and sell digital assets to each other, each for its own benefit and account. To facilitate such trading services, BitGo Prime provides online access to its proprietary electronic trading system, with access to and use of the trading system being subject to the terms and conditions of the Master Purchase Agreement. The Fund will not pay any commissions and transaction, processing and other fees, including federal, state and local taxes. Payment for and delivery of the bitcoin will be due as agreed between the Trust and the Bitcoin Trading Counterparty. Delivery of the bitcoin is considered to be completed when the bitcoin are credited to the Fund’s wallet. BitGo Prime may close or suspend access to its trading system, or terminate or suspend the Fund’s access to any feature, for cause, at any time, without prior notice; provided, BitGo Prime will use reasonable efforts to provide thirty (30) days’ prior notice of such suspension, closure, or termination. The Bitcoin Trading Counterparty shall have no liability for any losses, liabilities, damages, expenses, demands charges or claims of the Fund arising from the agreement, except that the Bitcoin Trading Counterparty may be liable for its negligence, fraud or willful misconduct. The agreement is governed by, and construed and enforced in accordance with, the laws of the State of New York.

The chart in the section titled “The Offering – Contractual Fees and Compensation Arrangements with the Sponsor and Third‑Party Service Providers” is deleted and replaced with the following:

Service Provider	Compensation Paid by the Fund

Teucrium Trading, LLC, Sponsor	0.68% of average net assets annually

U.S. Bank N.A., Non-Digital Custodian	For custody services: 0.0075% of average gross assets up to $1 billion, and .0050% of average gross assets over $1 billion, annually, plus certain per-transaction charges

U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, Transfer Agent, Fund Accountant and Fund Administrator

For Transfer Agency, Fund Accounting and Fund Administration services, based on the total assets for all the Teucrium Funds in the Trust: 0.05% of average gross assets on the first $500 million, 0.04% on the next $500 million, 0.03% on the next $2 billion and 0.02% on the balance over $3 billion annually

A combined minimum annual fee of $47,000 for custody, transfer agency, accounting and administrative services is assessed per Fund

Gemini Trust Company, LLC, Bitcoin Custodian	For custody services: 0.05% of the Fund’s total assets maintained by Gemini, accrued daily and paid monthly in kind, plus $125 per withdrawal

BitGo Bank & Trust, National Association, Bitcoin Custodian

Digital asset storage fee: on amounts maintained by BitGo Bank, 0.004166% of average gross assets up to $750 million, 0.00375% of average gross assets between $750 million and $1.5 billion, and .00333% of average gross assets over $1.5 billion, billed monthly

PINE Distributors, LLC, Marketing Agent

With respect to compensation, the Marketing Agent receives an aggregate annual fee of $75,000 for all series in the Teucrium Commodity Trust, and an additional percentage of 0.0075% of average net assets under management. Under the Registered Representative Services Agreement, the Marketing Agent receives compensation from the Sponsor for its activities on behalf of all the Funds. The Registered Representative Services Agreement provides that the Sponsor shall pay the Marketing Agent (i) $7,500 per year, (ii) $3,500 per registered representative, per year, and (iii) $5,000 for 1 registered representative supervised, $5,000 additional for 2‑5 subsequent additional representative supervised, and $10,000 additional for every 5 subsequent additional representatives supervised, starting with first subsequent representative

The Marketing Agent also will receive reimbursements relating to certain expenses relating to its provision of services under the Registered Representative Services Agreement

ADM Investor Services, Inc.	$4.00 per carbon credit futures contract half-turn, plus exchange fees

Wilmington Trust Company, Trustee	$3,300 annually for the Trust

The definition of “Bitcoin Custodian” in the Glossary of Defined Terms is deleted and replaced with the following:

“Bitcoin Custodian”: Gemini Trust Company, LLC or BitGo Bank & Trust, National Association, as applicable.

The date of this prospectus supplement is May 22, 2026